SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 5 (Final Amendment)
                                       TO
                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)

                          Herbalife International, Inc.

                                (Name of Issuer)

                          Herbalife International, Inc.
                        WH Holdings (Cayman Islands) Ltd.
                                 Whitney V, L.P.
                        Whitney Equity Partners V, L.L.C.
                           CCG Investments (BVI), L.P.
                     Golden Gate Capital Management, L.L.C.
                               Francis X. Tirelli
                                Douglas G. Sages
                                  Brian L. Kane
                                  Carol Hannah

                           (Name of Person(s) Filing)

                      Class A Common Stock, $.01 Par Value
                      Class B Common Stock, $.01 Par Value

                         (Title of Class of Securities)

                              42 6908208 (Class A)
                              42 6908307 (Class B)

                      (CUSIP Number of Class of Securities)

                                Steven E. Rodgers
                                    President
                        WH Holdings (Cayman Islands) Ltd.
                             c/o Whitney & Co., LLC
                                177 Broad Street
                               Stamford, CT 06901
                                 (203) 973-1442

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statements)

                                   Copies to:

     Thomas C. Meriam, Esq.                  Jonathan Layne, Esq.
     Chadbourne & Parke LLP                  Gibson, Dunn & Crutcher LLP
     30 Rockefeller Plaza                    333 South Grand Avenue
     New York, New York 10112                Los Angeles, California 90071

This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*              AMOUNT OF FILING FEE
              $678,235,478                         $62,398

* The filing fee was determined based upon (a) the product of (i) the 32,493,762 shares of common stock to be retired in the merger and (ii) merger consideration of $19.50 per share of common stock, (b) plus $44,607,119 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee was determined by calculating a fee of $92 per $1,000,000 of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:  Herbalife International, Inc.

Form of Registration No: Schedule 14A        Date Filed: May 7, 2002


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


                                  INTRODUCTION

          This Amendment No. 5 to Rule l3e-3 Transaction Statement on Schedule l3E-3 (the "Final Amendment") amends the Rule 13e-3 Transaction Statement on the
Schedule 13E-3 filed with the Securities and Exchange Commission on May 7, 2002 (the "Schedule l3E-3"and amended by Amendment No. 1 on June 10, 2002, Amendment No. 2 on June 27, 2002, Amendment No. 3 on July 11, 2002 and Amendment No. 4 on July 17, 2002). This Amendment is being filed jointly by Herbalife International, Inc., a Nevada corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, WH Holdings (Cayman Islands) Ltd., a Cayman Islands corporation ("WH Holdings"), Whitney V, L.P., a Delaware limited partnership, Whitney Equity Partners V, L.L.C., a Delaware limited liability company, CCG Investments (BVI), L.P., a California limited partnership, Golden Gate Capital Management, L.L.C., a California limited liability company ("Golden Gate"), Francis X. Tirelli, Douglas G. Sages, Brian Kane and Carol Hannah. This Final Amendment and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated April 10, 2002 (the "Merger Agreement"), among the Company, WH Holdings and WH Acquisition Corp., pursuant to which WH Acquisition Corp. ("WH Acquisition") will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation.

          This Final Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the Merger. The Company was the surviving corporation in the Merger. WH Acquisition, which was a party to the Merger Agreement and the Merger, is not a party to this Final Amendment because it no longer exists as a corporation as a result of the Merger, which was consummated on July 31, 2002.

          As a result of the Merger, the Company's Common Stock was delisted from the NASDAQ Market and the Company became privately owned pursuant to the terms of the Merger Agreement.

          The annual meeting of the Company was held on July 31, 2002 (the "Annual Meeting"). July 3, 2002 (the "Record Date") was the record date for shareholders entitled to notice of, and to vote at, the Annual Meeting. 11,457,600 shares of the Company's Class A Common Stock, $0.01 par value per share (the "Class A Stock"), were outstanding on the Record Date. At the Annual Meeting, 8,473,546 shares of Class A Stock (73.9% of all shares of Common Stock entitled to vote and 99.8% of all shares of Common Stock actually voted with respect to the Merger) were voted in favor of the Merger, 14,523 shares of Class A Stock were voted against the Merger and 1,675 shares abstained from voting. The Merger Agreement and the Merger were thus approved by the Company's stockholders. Articles of Merger were filed by the Company and WH Acquisition on July 31, 2002 and, accordingly, the Merger was consummated and became effective on that date.

          As a result of the consummation of the Merger, (a) each outstanding share of Class A Common Stock and Class B Common Stock was cancelled and automatically converted into the right to receive $19.50 in cash without interest thereon; and (b) each outstanding option to acquire a share of Common Stock was automatically converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon.

          On July 31, 2002, the Company, WH Holdings and Golden Gate issued a press release announcing the consummation of the Merger.

          Immediately after the Merger, WH Holdings indirectly owned 100% of the Company, Whitney V, L.P. and CCG Investments (BVI), L.P. (and certain of their affiliates) owned approximately 91.71% of WH Holdings, Francis X. Tirelli, Carol Hannah and Brian Kane owned approximately 1.13% of WH Holdings and certain distributors of the Company owned approximately 7.16% of WH Holdings.

ITEM 10. Sources and Amounts of Funds or Other Consideration.

Item 10 of the Schedule 13E-3 is hereby amended and supplemented by including the following information:

                                        Upon consummation of the Merger, the
Company entered into a Securities Purchase Agreement for the issuance of $38.0 million of 15.5% Senior Notes Due July 15, 2011 (the "Senior Notes"). The Senior Notes bear interest at 12.5% cash (payable quarterly in arrears) and 3.0% payable in-kind through the issuance of additional Senior Notes. In connection therewith, warrants for 2% of the Company's 12% Series A Cumulative Convertible Preferred Shares ("Preferred Shares") were issued. The warrants include anti-dilution protection and, upon exercise, the Preferred Shares will have registration, tag-along and pre-emptive rights.

ITEM 16. Exhibits.

Item 1016

     (a)(2) Definitive Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on July 11, 2002.

     (a)(5)* Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to
               Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

     (a)(6) Press Release issued July 31, 2002 announcing the consummation of the Merger.

     (b)(1)* Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.


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


     (b)(2)* Commitment Letter, dated June 21, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

     (b)(3)* Commitment Letter, dated June 21, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

     (c)(1)* Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

     (c)(2)* Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

     (c)(3)* Presentation by Barrington Associates to the Special Committee of the Board of Directors.

     (c)(4)* Presentation by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors.

     (c)(5)*+ Presentation, dated February 1, 2002, by Barrington Associates to the Board of Directors.

     (c)(6)*+ Presentation, dated February 15, 2002, by Barrington Associates to the Board of Directors.

     (c)(7)*+ Analysis, dated February 15, 2002, by Barrington Associates presented to the Board of Directors.

     (c)(8)*+ Analysis, dated February 26, 2002, by Barrington Associates presented to the Special Committee.

     (c)(9)*+ Presentation, dated April 8, 2002, by Barrington Associates to the Board of Directors.

     (d)* Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

     *    Previously filed with Securities and Exchange Commission.

     + Certain portions of this exhibit have been omitted pursuant to a Confidential Treatment Request filed separately with the Commission pursuant to Exchange Act Rule 24b-2(b).

     (e)       Not Applicable.

     (f)       None.

     (g)       None.


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


     (h)       None.













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


                                    SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated:  August 1, 2002


                                   HERBALIFE INTERNATIONAL, INC.

                                   By: /s/Douglas G. Sages
                                       -------------------------------
                                       Name:  Douglas G. Sages
                                       Title: Chief Financial Officer,
                                              Executive Vice President and
                                              Chief Administrative Officer


                                   WH HOLDINGS (CAYMAN ISLANDS) LTD.

                                   By: /s/Steven Rodgers
                                       -------------------------------
                                       Name:  Steven Rodgers
                                       Title: President


                                   WHITNEY V, L.P.

                                   By: WHITNEY EQUITY PARTNERS V, LLC
                                       ITS GENERAL PARTNER

                                   By: /s/Daniel J. O'Brien
                                       -------------------------------
                                       Name:  Daniel J. O'Brien
                                       Title: Managing Member


                                   WHITNEY EQUITY PARTNERS V, LLC

                                   By: /s/Daniel J. O'Brien
                                       -------------------------------
                                       Name:  Daniel J. O'Brien
                                       Title: Managing Member


                                   CCG INVESTMENTS (BVI), L.P.

                                   By: GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.
                                       ITS GENERAL PARTNER

                                   By: /s/Prescott Ashe
                                       -------------------------------
                                       Name:  Prescott Ashe
                                       Title: President


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


                                   GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

                                   By: /s/Prescott Ashe
                                       -------------------------------
                                       Name:   Prescott Ashe
                                       Title:  President


                                   By: /s/Francis X. Tirelli
                                       -------------------------------
                                       Name: Francis X. Tirelli


                                   By: /s/Douglas G. Sages
                                       -------------------------------
                                       Name: Douglas G. Sages

                                   By: /s/Brian L. Kane
                                       -------------------------------
                                       Name: Brian L. Kane

                                   By: /s/Carol Hannah
                                       -------------------------------
                                       Name: Carol Hannah

                                  EXHIBIT INDEX

Exhibit No.         Description

          (a)(2)* Definitive Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on July 11, 2002.

          (a)(5)* Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

          (a)(6) Press Release issued July 31, 2002 announcing the consummation of the Merger.

          (b)(1)* Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.

          (b)(2)* Commitment Letter, dated June 21, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

          (b)(3)* Commitment Letter, dated June 21, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

          (c)(1)* Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

          (c)(2)* Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

          (c)(3)* Presentation by Barrington Associates to the Special Committee of the Board of Directors.

          (c)(4)* Presentation by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors.

          (c)(5)*+ Presentation, dated February 1, 2002, by Barrington Associates to the Board of Directors.

          (c)(6)*+ Presentation, dated February 15, 2002, by Barrington Associates to the Board of Directors.

          (c)(7)*+ Analysis, dated February 15, 2002, by Barrington Associates presented to the Board of Directors.


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


          (c)(8)*+ Analysis, dated February 26, 2002, by Barrington Associates presented to the Special Committee.

          (c)(9)*+ Presentation, dated April 8, 2002, by Barrington Associates to the Board of Directors.

          (d)* Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

          *    Previously filed with the Securities and Exchange Commission.

          + Certain portions of this exhibit have been omitted pursuant to a Confidential Treatment Request filed separately with the Commission pursuant to Exchange Act Rule 24b-2(b).

          (e)            Not Applicable.

          (f)            None.

          (g)            None.

          (h)            None.







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